Wake USA LLC
(A wholly owned subsidiary of Wake Holdings LLC)

Statement of Financial Condition
As of December 31, 2016
And Report of Independent Registered Accounting Firm

<u>PUBLIC DOCUMENT</u>
Accordance with Rule 17a-5(e)(3)
Under the Securities Exchange Act of 1934



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

Member of
Wake USA LLC:

We have audited the accompanying statement of financial condition of Wake USA LLC (the "Company") as of December 31, 2016 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Wake USA LLC as of December 31, 2016, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

New York, New York
February 27, 2017

WAKE USA LLC
(A wholly owned subsidiary of Wake Holdings LLC)
Statement of Financial Condition
December 31, 2016
(In thousands)

ASSETS

Cash	$	5,620
Receivable from affiliate		14
Capitalized software at cost (net of accumulated depreciation of $11)		211
Intangible asset		1,415
Total assets		7,260

LIABILITIES AND MEMBER'S EQUITY

Payable to affiliates		544
Other liabilities, of which $24 is reported at fair value		213
Total liabilities		757
Member's equity:		
Member's contributions		8,554
Accumulated deficit		(2,051)
Total member's equity		6,503
Total liabilities and member's equity	$	7,260

See accompanying notes to the statement of financial condition.

WAKE USA LLC
(A wholly owned subsidiary of Wake Holdings LLC)
Notes to Statement of Financial Condition
December 31, 2016

1. Organization and Summary of Significant Accounting Policies

The Company

Wake USA LLC (the "Company") is a wholly owned subsidiary of Wake Holdings LLC ("Wake Holdings"), which is co-owned by Credit Suisse (USA) Inc. ("CS USA") and Tower Research Capital LLC ("Tower"). CS USA is a direct subsidiary of Credit Suisse Holdings (USA), Inc. ("CS Holdings"), whose ultimate parent is Credit Suisse Group AG ("CSG").

On June 4, 2013 the Company was formed and organized under the laws of the State of Delaware.

In March 2014, the Company commenced operations upon registration with the Securities Exchange Commission ("SEC"), Financial Industry Regulatory Authority ("FINRA"), and the State of New York. The Company is a U.S. registered broker-dealer that is engaged in the business of providing pricing recommendations and related risk management recommendations with respect to fixed income products.

The accompanying statement of financial condition has been prepared from the separate records maintained by the Company and may not necessarily be indicative of the financial condition that would have existed if the Company had been operated as an unaffiliated entity.

Significant Accounting Policies

Basis of financial information. To prepare the statement of financial condition in accordance with accounting principles generally accepted in the United States of America ("US GAAP"), management is required to make estimates and assumptions, including but not limited to, the fair value measurements of certain financial assets and liabilities. These estimates and assumptions affect the reported amounts of assets and liabilities as of the date of the statement of financial condition. While management evaluates its estimates and assumptions on an ongoing basis, actual results could differ materially from management's estimates. Market conditions may increase the risk and complexity of the judgments applied in these estimates.

Cash. Cash is a demand deposit held in a bank.

Receivable from (payable to) affiliates. Receivable from (payable to) affiliates is primarily comprised of intercompany charges that the Company has incurred (charged) in the ordinary course of business, including technology service fee receivables, management fees, and other shared expenses.

Capitalized software. The Company capitalizes costs relating to the installation and development of software with a measurable economic benefit, but only if such costs are identifiable and can be reliably measured. The Company depreciates capitalized software costs on a straight-line basis over the estimated useful life of the software, generally not exceeding five years, taking into consideration the effects of obsolescence, technology, competition and other economic factors.

Intangible asset. Intangible asset includes an indefinite-lived intangible asset and is reviewed annually at year end for impairment. Based on the Company's updated business plan, it was determined that an impairment charge of $509 thousand was required.

Other liabilities. Other liabilities primarily include accruals for audit fees, deferred compensation, and bonuses.

WAKE USA LLC
(A wholly owned subsidiary of Wake Holdings LLC)
Notes to Statement of Financial Condition (Continued)
December 31, 2016

2. Fair Value of Financial Instruments

The Company has deferred compensation plans measured at fair value for which no prices are available, and which have little or no observable inputs. For these instruments, the determination of fair value requires subjective assessment and varying degrees of judgment depending on liquidity, concentration, pricing assumptions and the risks affecting the specific instrument. In such circumstances, valuation is determined based on management's own assumptions about the assumptions that market participants would use in pricing the financial instrument (including assumptions about risk).

Fair Value Hierarchy

The levels of the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. This level of the fair value hierarchy provides the most reliable evidence of fair value and is used to measure fair value whenever available.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs include: (a) quoted prices for similar assets or liabilities in active markets; (b) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or price quotations vary substantially either over time or among market makers, or in which little information is released publicly; (c) inputs other than quoted prices that are observable for the asset or liability or (d) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Inputs that are unobservable for the asset or liability. These inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These inputs are developed based on the best information available in the circumstances, which include the Company's own data. The Company's own data used to develop unobservable inputs are adjusted if information indicates that market participants would use different assumptions.

Quantitative Disclosures of Fair Values

The following is a tabular presentation of fair value of liabilities for instruments measured at fair value on a recurring basis:

December 31, 2016	Level 1	Level 2	Level 3	Total at fair value
Financial liabilities		(in thousands)		
Other liabilities	$ -	$ -	$ 24	$ 24
Total financial liabilities	$ -	$ -	$ 24	$ 24

WAKE USA LLC
(A wholly owned subsidiary of Wake Holdings LLC)
Notes to Statement of Financial Condition (Continued)
December 31, 2016

2.   **Fair Value of Financial Instruments (Continued)**

Qualitative Disclosures of Valuation Techniques

Other liabilities

Included in other liabilities are deferred compensation plans which are measured at fair value. The value of the deferred compensation liabilities are based on the contractual terms. The significant unobservable input is the credit spread on the CSG's referenced contingent convertible ("coco") instruments. The fair value of deferred compensation is calculated based on a discounted cash flow basis using credit spread, which results in a range of 516 to 522 basis points, with a weighted average of 519 basis points.

Leveling of Assets and Liabilities not at Fair Value where a Fair Value is Disclosed

The following table provides the carrying value and fair value of financial instruments which are not carried at fair value in the statement of financial condition. The disclosure excludes all non-financial instruments such as intangible assets and capitalized software.

December 31, 2016	Carrying Value	Level 1	Level 2	Level 3	Total at fair value
Financial assets			(In thousands)		
Cash...	$ 5,620	$ 5,620	$ -	$ -	$ 5,620
Receivable from affiliate................	14	-	14	-	14
Total financial assets...........................	$ 5,634	$ 5,620	$ 14	$ -	$ 5,634
Financial liabilities					
Payable to affiliates.........................	$ 544	$ -	$ 544	$ -	$ 544
Other liabilities...............................	189	-	189	-	189
Total financial liabilities.....................	$ 733	$ -	$ 733	$ -	$ 733

For these financial instruments not recorded at fair value, the carrying value approximates the fair value due to the relatively short period of time between their origination and expected realization, as well as the minimal credit risk inherent in these instruments.

WAKE USA LLC
(A wholly owned subsidiary of Wake Holdings LLC)
Notes to Statement of Financial Condition (Continued)
December 31, 2016

3. Related Party Transactions

In the ordinary course of business, the Company enters into operating transactions with affiliated companies.

The following table sets forth the Company's related party assets and liabilities as of December 31, 2016:

ASSETS

		(In thousands)
Receivable from affiliate	$	14
Total assets	$	14

LIABILITIES

Payable to affiliates	$	544
Total liabilities	$	544

4. Identifiable Intangible Asset

As of December 31, 2016, the Company had an identifiable indefinite-lived intangible asset of $1.4 million, which represents the intellectual property for the Company's trading/pricing algorithms. During 2016, the intangible decreased from $1.9 million to $1.4 million, due to a $509 thousand impairment charge based on the Company's updated business plan.

To determine a fair value of the intangible within the intangible impairment analysis for the year ended December 31, 2016, management used an estimate of the fair value of the Wake Holdings Class B shares held by Tower as proxy for the estimate of the fair value of the intangible as the Class B shares were issued in exchange for the intellectual property underlying the intangible. An income-based approach was used to measure the value of the intangible which included forecasting the income distributions that the Class B shares are entitled to.

5. Concentrations of Credit Risk

As a U.S. registered broker-dealer, the Company operates an electronic pricing information business that provides pricing recommendations and related risk management recommendations with respect to US Treasuries, futures and other fixed income products to CS Securities. Credit risk is the potential for loss resulting from the default by a counterparty of its obligations. As of December 31, 2016, the Company did not have any significant concentrations of credit risk.

WAKE USA LLC
(A wholly owned subsidiary of Wake Holdings LLC)
Notes to Statement of Financial Condition (Continued)
December 31, 2016

6. Net Capital Requirements

The Company is a registered broker-dealer and is subject to the net capital requirements of the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). Under the alternative method permitted by SEC Rule 15c-3-1, the required net capital may not be less than 2% of aggregate debit balances arising from customer transactions or $250 thousand, whichever is greater. As of December 31, 2016, the Company's net capital of $4.9 million was in excess of the SEC's minimum requirement by $4.6 million.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as of December 31, 2016, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii).

7. Income Taxes

The Company is treated as a disregarded entity of Wake Holdings, which is a partnership for U.S. federal and state income tax purposes. A partnership is generally not subject to federal or state income tax, as each member is responsible for reporting their allocable share of the partnership's income, gain, losses, deductions and credits on their individual or corporate federal and state income tax returns. The Company however is subject to New York City Unincorporated Business Tax ("UBT"), and is included in the UBT return of Wake Holdings. Accordingly, the Company has not accrued federal or state income tax, however it has provided for UBT in the accompanying statement of financial condition, which is allocated by Wake Holdings to the Company on a pro rate basis, pursuant to a tax sharing arrangement.

As of the balance sheet date, no unrecognized tax benefit was recorded. There was no change in the unrecognized tax benefit during the year, and no additional reserve is required at this time.

The Company's tax years from 2014 and forward are open to examination and inquiries with the tax authorities in jurisdictions that it does business; however there are no examinations open at this time. It is reasonably possible that inquiries could arise and be resolved within the next twelve months. The Company does not anticipate any material changes to its statement of financial condition due to settlements.

Deferred tax assets and deferred tax liabilities are generated by the following temporary differences:

	(In thousands)
Deferred tax assets:	
Compensation and benefits	$ 10
Total deferred tax assets	10
Deferred tax liabilities:	
Amortization	8
Total deferred tax liabilities	8
Net deferred tax asset	$ 2

As of the balance sheet date, the net UBT deferred tax asset of $1,848 was included in receivables from affiliates in the statement of financial condition. This amount is effectively settled as part of the intercompany settlements subsequent to year end.

WAKE USA LLC
(A wholly owned subsidiary of Wake Holdings LLC)
Notes to Statement of Financial Condition (Concluded)
December 31, 2016

7.   Income Taxes (Continued)

The Company has not recorded a valuation allowance for its UBT deferred tax assets, as management believes that the UBT deferred tax assets as of the balance sheet date are more likely than not to be realized. There was no change in the valuation allowance during the year.

8.   Legal Proceedings

Management of the Company is not aware of any legal proceedings or other matters arising out of the Company's activities as a U.S. registered broker-dealer that would result in a material adverse effect on the Company's financial position.

9.   Subsequent Events

The Company has evaluated the potential for subsequent events from December 31, 2016 through the date of issuance of the statement of financial condition on February 27, 2017.